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                                                            November   -  , 2001

To Securities Dealers, Commercial Banks, Trust Companies and
  Other Nominees which are holders of American Depositary Shares of Sonera Corporation

Enclosed on behalf of Sonera Corporation (the "COMPANY") is a Prospectus, dated November 9, 2001, which describes the distribution by the Company to
(a) holders of its shares, no nominal value (the "SHARES"), of transferable primary and non-transferable secondary rights (the "SHARE RIGHTS") to subscribe for Shares, and (b) holders of its American Depositary Shares ("ADSS"), of transferable primary and non-transferable secondary rights ("ADS RIGHTS") to subscribe for ADSs of the Company. The Company has made arrangements with Citibank, N.A., as Depositary, to distribute the ADS Rights to holders of ADSs as of the close of business on November 14, 2001 (the "RECORD DATE") upon the terms as set forth in the Prospectus. Citibank, N.A. has been appointed as the ADS Rights Agent by the Company.

The ADS Rights will expire at 10:00 a.m. (New York City time) on November 21, 2001 (the "ADS RIGHTS EXPIRATION DATE").

The CUSIP No. for the Company's ADSs is 835433 20 2. The CUSIP No. for the ADS Rights is 835433 12 9. DTC will be credited with the ADS Rights on or about November 15, 2001.

                           SALE OF PRIMARY ADS RIGHTS

The ADS Rights will not be listed on any U.S. exchange or trading system, but the primary Share Rights will be listed for trading on the Helsinki Exchanges. If you or your customers want to sell the primary Share Rights represented by primary ADS Rights, you may instruct Citibank, N.A., in its capacity as ADS Rights Agent, to sell the primary Share Rights evidenced by primary ADS Rights by delivering the applicable ADS Rights via DTC to the ADS Rights Agent for such purpose at any time prior to 10:00 a.m. (New York City time) on November 21, 2001. Secondary ADS rights are not transferable. Any person to whom primary ADS rights are transferred will not acquire any secondary ADS rights as a result of such transfer. There is no guarantee that any such sale will be consummated. Neither we nor the ADS Rights Agent will be liable to any holder of the ADS Rights for the ADS Rights Agent's failure to effect any such sale.

                         EXERCISE OF PRIMARY ADS RIGHTS

Holders of ADSs on the Record Date will receive primary ADS Rights representing the right to subscribe for a specified number of ADSs. A holder of ADSs will receive one (1) primary ADS Right for every ADS such holder owns on the Record
Date. Each primary ADS Right will entitle a holder of ADSs to purchase   -  ADSs
at a subscription price of U.S. $  -  (the "ESTIMATED ADS SUBSCRIPTION PRICE"),
which equals   -  % of the U.S. dollar equivalent of the Share Rights
Subscription Price of E   -  per Share (on the basis of the exchange rate of
E   -  per U.S. dollar, the noon buying rate for Euros on November   -  , 2001).
A holder of ADSs may only exercise his/her primary ADS Rights in [units of
  -  , equivalent to   -  ] [whole numbers of] ADSs. No fractions of ADSs will
be issued. If there is any difference between the U.S. dollar equivalent of the Share subscription price paid (based on the actual U.S. dollar to Euro exchange rate at the time of exercise of the Rights by the ADS Rights Agent) and the Estimated ADS Subscription Price, any excess or deficiency relating thereto with respect to the amount paid by any subscriber will be refunded, in the case of any excess, or billed, in the case of any deficiency, to such subscriber. The exercise of primary ADS rights is irrevocable and may not be cancelled or modified.

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                        EXERCISE OF SECONDARY ADS RIGHTS

If a record holder of ADSs validly exercises all or part of his/her primary ADS Rights, s/he will have the opportunity to exercise the secondary ADS Rights by specifying an additional number of ADSs s/he would like to subscribe for in the event that any additional Shares are not subscribed for pursuant to the exercise of primary Share Rights. The secondary ADS Rights are available only to persons who held ADSs on the Record Date (November 14, 2001) and must be exercised contemporaneously with their exercise of the primary ADS Rights. Secondary ADS rights are not transferable, and any person to whom primary ADS rights are transferred will not acquire any secondary ADS rights as a result of such transfer. The number of additional Shares, in the form of Shares or ADSs, that will be available in the secondary ADS Rights offering will depend on the number of Shares and ADSs subscribed for pursuant to the exercise of primary Share Rights and primary ADS Rights. In case of oversubscription in the secondary offering, the additional ADSs available will be allocated to holders of ADSs who have exercised their secondary ADS Rights on the basis of the number of shares underlying the number of ADSs they held as of the Record Date in proportion to the total number of outstanding Shares, but subject, in the case of each ADS holder, to the maximum number of ADSs applied for by such ADS holder in the secondary ADS Rights offering.

The secondary ADS Rights must be exercised at the same time as the exercise of the primary ADS Rights and the subscription price for the additional ADSs subscribed in the secondary ADS Rights offering will be equal to the Estimated ADS Subscription Price to be paid pursuant to the exercise of primary ADS Rights. In the event that the secondary offering is oversubscribed and a holder of ADSs is allocated a smaller number of additional ADSs than s/he subscribed for, the ADS Rights Agent will refund, promptly after the Company has made such allocation, the excess Estimated ADS Subscription Price paid for the additional ADSs s/he applied for in the secondary ADS Rights offering.

                              EXERCISE THROUGH DTC

Primary and secondary ADS Rights received through DTC must be exercised through the applicable DTC system. Payment must be received by the ADS Rights Agent via DTC on or before the ADS Rights Expiration Date. Any exercise of ADS Rights is irrevocable and may not be cancelled or modified.

You are being requested to contact clients for whom you hold ADSs registered in your name or in the name of your nominee to obtain instructions with respect to the exercise or sale of the ADS Rights.

Enclosed are copies of the following documents:

    1.  Prospectus; and

    2. A form of letter you can send to your clients who are beneficial owners of ADSs registered in your name or in the name of your nominee.

YOUR PROMPT ATTENTION IS REQUESTED AS THE ADS RIGHTS EXPIRATION DATE IS NOVEMBER 21, 2001. The Company is requesting that you send out the enclosed documents to your clients who own ADSs as of the Record Date.

                             UNEXERCISED ADS RIGHTS

Following the ADS Rights Expiration Date, the ADS Rights Agent will attempt to sell any primary Share Rights underlying primary ADS Rights for which no proper subscription was received at the prevailing market price at which the primary Share Rights are then trading on the Helsinki

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Exchanges. Net proceeds (in U.S. dollars) of such sale (after deduction of applicable fees and expenses and taxes withheld) of such sale will be remitted to holders of primary ADS Rights entitled thereto after the expiration of the Share Rights exercise period. There is no guarantee that any such sale will be consummated. Neither we nor the ADS Rights Agent will be liable to you for the ADS Rights Agent's failure to effect any such sale.

Questions regarding the issuance of ADS Rights by the Company and the offer to subscribe for ADSs should be directed to Citibank, N.A., 111 Wall Street, New York, New York 10043, Attention: Shareholder Services, toll-free telephone
(800) 308-7887.

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